Exhibit 99.1

Ballard Receives Purchase Order for 40 Fuel Cell Modules to Power Van Hool Buses in Germany

VANCOUVER and KONINGSHOOIKT, Belgium, May 1, 2018 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced it has received a purchase order from Van Hool NV ("Van Hool"; https://www.vanhool.be/en/), a bus OEM partner in Belgium, for 40 FCveloCity®-HD fuel cell modules to power buses under the Joint Initiative for hydrogen Vehicles across Europe ("JIVE") funding programs. The purchase order is further to Ballard's announcement of a Letter of Intent, which was issued on February 28, 2018.

Ballard expects to make initial shipments of the FCveloCity®-HD 85 kilowatt modules later in 2018, with initial deliveries of buses expected in 2019. Van Hool plans to deploy 30 buses with the Regionalverkehr Köln GmbH transit agency in Cologne, Germany, and the remaining 10 buses with WSW mobil GmbH transit agency in Wuppertal, Germany.

"This is the largest order ever for fuel cell buses in Europe and will be the first deployments under the JIVE I program," said Rob Campbell, Ballard Chief Commercial Officer. "Transit buses are an excellent example of a strong fit for fuel cell technology, which is able to meet the key requirements of long range, rapid refueling, heavy payload and full route flexibility. We are excited to see the growing interest in Europe for the use of our zero-emission power products."

Europe's JIVE funding programs are intended to pave the way to commercialization of fuel cell electric buses by coordinating procurement activities to unlock economies-of-scale and reduce costs as well as supporting new hydrogen refueling stations. The JIVE I program targets deployment of 139 fuel cell buses in 9 locations and the JIVE II program targets a further deployment of 152 buses in 14 locations – for a total of 291 fuel cell buses to be deployed in European cities.

Results of the JIVE programs are expected to demonstrate the technical readiness of fuel cell buses to bus operators and the economic viability of hydrogen as a zero-emission bus fuel to policy makers. These programs are supported by a total of €57 million in grants from the Fuel Cells and Hydrogen Joint Undertaking (FCH JU).

About Ballard Power Systems
Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) provides clean energy products that reduce customer costs and risks, and helps customers solve difficult technical and business challenges in their fuel cell programs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated deliveries and deployments of our products. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/01/c6135.html

%CIK: 0001453015

For further information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 00:30e 01-MAY-18